

The Tesla Board of Directors Is Asking Shareholders to Vote "FOR" Three Critical Proposals

Tesla is at a pivotal juncture and these proposals are critical to securing the Company's future.

We believe Tesla is on the precipice of another massive wave of transformational growth.

We recently unveiled Master Plan Part IV, which aims to set us on a path toward Sustainable Abundance, improving humanity for all.

To support this vision, we must retain and incentivize Elon Musk and maintain a strong corporate governance structure that will enable us to continue our exceptional performance and create staggering amounts of shareholder value.

The following three proposals will help make this vision a reality:



Proposal 4
Approval of the 2025 CEO Performance Award



Proposal 3
Approval of the A&R 2019 Equity Incentive Plan



Proposal 1
Election of the Three Class III Directors













Transformative Growth, Extraordinary Value Creation

Tesla has delivered one-of-a-kind value for shareholders, supported by its one-of-a-kind CEO compensation awards.

Pre-2018 Award	Today	
Loss-making, ambitious company with significant hurdles and challenges to overcome	Industry-leading developer of autonomous driving and first vertically integrated sustainable energy company	
$11.8 billion In revenues[1]	$92.7 billion In revenues, an increase of ~8x[5]	
$2.0 billion Net loss[2]	$5.9 billion Net income[6]	
103,184 Vehicles delivered in 2017[3]	1,789,226 Vehicles delivered in 2024[7]	
EVs not mainstream or popular Only 1.2 million sold by all automakers in 2017[4]	Popularized EVs 8 millionth Tesla vehicle produced in June 2025[8]	
0 Autonomous vehicles	Robotaxi Launched in June in Austin	

1. Refers to 2017 full-year revenue, as set forth in Tesla's Annual Report on Form 10-K for the year ended December 31, 2017, filed with the U.S. Securities and Exchange Commission (the "SEC") on February 23, 2018. 2. Refers to 2017 full-year net loss attributable to common stockholders (GAAP), as set forth in Tesla's Annual Report on Form 10-K for the year ended December 31, 2017, filed with the SEC on February 23, 2018. 3. Source: Tesla, Inc. May 2024 Investor Presentation, provided as Additional Definitive Proxy Soliciting Materials on Schedule DEFA14A, filed with the SEC on May 23, 2024. 4. Source: Road Genius, "Global EV Sales (Cars) by Country" (https://roadgenius.com/cars/ev/statistics/sales-by-country/). 5. Refers to LTM revenue as of June 30, 2025, as set forth in the Tesla, Inc. Second Quarter Update, dated July 23, 2025, furnished as an exhibit to Tesla's Current Report on Form 8-K filed with the SEC on July 23, 2025. 6. Refers to LTM net income attributable to common stockholders (GAAP) as of June 30, 2025, as set forth in Tesla's Quarterly Report on Form 10-Q for the three months ended June 30, 2025, filed with the SEC on July 24, 2025, Tesla's Quarterly Report on Form 10-Q for the three months ended March 31, 2025, filed with the SEC on April 23, 2025, and Tesla's Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on January 30, 2025. 7. Source: Press Release of Tesla, Inc., dated January 2, 2025, furnished as an exhibit to Tesla's Current Report on Form 8-K filed with the SEC on January 2, 2025. 8. Source: Tesla, Inc. Second Quarter 2025 Update, dated July 23, 2025, furnished as an exhibit to Tesla's Current Report on Form 8-K filed with the SEC on July 23, 2025.

Tesla's Next Chapter Has the Potential to Create a World We've Only Begun to Imagine

Reimagining labor, transportation and energy and bringing AI into the physical world through products and services to create a safer, cleaner and more enjoyable world for all.

Bringing Sustainable Abundance to all is a colossal undertaking – Elon is a generational leader, and his singular vision is vital to navigating this critical inflection point.



Bots
Potential to generate unprecedented revenue over time



Full Self-Driving
Helps to create a new era of demand



Robotaxi Service
High-margin, substantial growth opportunity



AI Capabilities
Game changer for manufacturing

Three Proposals Critical for the Future of Tesla

The Special Committee's Thoughtful, Rigorous and Disinterested Process

The Special Committee conducted an extensive analysis to determine what compensation structure is in the best interests of Tesla.

January 30, 2024
Tornetta ruling invalidated Elon's 2018 CEO Performance Award

January 8, 2025
Formation of a Special Committee to determine CEO retention and incentivization

February 2, 2025
The Special Committee commences its work with outside advisors and begins a rigorous seven-month process

April 23, 2025
The existence and subject of the Special Committee's work disclosed on Form 10-Q to promote informed shareholder engagement

September 5, 2025
Tesla files preliminary proxy statement outlining new compensation package for Elon

The Special Committee's Process

Led by two disinterested directors with extensive senior leadership experience at Tesla and elsewhere

Met with Elon ten times to discuss his vision for Tesla, his role at the Company, and negotiate a compensation framework

Prepared and delivered a comprehensive public report explaining its process, considerations and deliberated decisions to provide full transparency to shareholders to inform their vote

Conducted a rigorous seven-month process of discussion, review and evaluation supported by outside advisors to the Special Committee

Considered and acted upon shareholder input, including addressing concerns regarding long-term succession planning by securing Musk's agreement to actively participate with the Board in developing a framework that facilitates a smooth transition of knowledge and leadership in the future

The Special Committee is Disinterested, Qualified and Well Advised

Kathleen Wilson-Thompson
Independent Director,
Member of the Compensation Committee

Kathleen is an experienced senior manager and director. Her C-Suite leadership experience during the last 30 years includes serving as Executive Vice President and Global Chief Human Resources Officer of Walgreens Boots Alliance, Inc. and Senior Vice President, Global Human Resources as well as Chief Labor and Employment Counsel at The Kellogg Company. Kathleen currently serves as a director of McKesson Corporation, Wolverine World Wide, Inc., and Health Care Service Corporation, and she previously served as a director of Ashland Global Holdings Inc. and Vulcan Materials Company. These roles have equipped Kathleen to offer profound insight into executive talent management as she understands how to evaluate, motivate, and incentivize executives to align with a company's mission and deliver shareholder value.

Robyn Denholm
Chair of the Board, Independent Director,
Member of the Compensation Committee

Robyn has held a number of senior management, leadership, and director roles for several companies over the last 30 years, including at both NYSE and NASDAQ listed companies. She previously served as the Chief Financial Officer and Chief Operating Officer at Telstra Corporation Limited (including while serving as Chairperson of the Board) and Juniper Networks, Inc. and as an Operating Partner of Blackbird Ventures. Robyn also held a variety of executive roles at Sun Microsystems, Inc., Toyota Australia, and started her career at Arthur Andersen and Co. Robyn's breadth of C-Suite experience with leading technology companies has provided her with a keen understanding of the art of motivating high-performing executives with operational and financial challenges.

Advised by the Special Committee's Own Advisors
McDermott Will & Schulte LLP (Lead Counsel), Compensia, Infinite Equity, BDO USA, P.C., Mercer Consulting, Dr. Shane Goodwin (Executive Director of the SMU Corporate Governance Initiative, Associate Dean, and a Finance Professor at SMU's Cox School of Business)

Proposal 4

Approval of the 2025 CEO Performance Award

Tesla does not currently have a long-term CEO performance award in place to retain and incentivize Elon to continue to focus his energies on Tesla and lead us through this pivotal moment in our history.

It's time to change that.



The 2025 CEO Performance Award: A Performance Incentive Award 100% Aligned with Shareholders

Elon Only Gets Compensated If Shareholders Win – And Win Big

Generally, if Elon fails to achieve incredibly ambitious market capitalization **AND** operational milestones

 Elon earns nothing

If Elon succeeds in achieving ALL of these milestones

 Tesla will become more valuable than any company in history[1], and shareholders will benefit from unprecedented growth and value creation

The Award creates a path for Elon to secure additional voting rights and would retain him as a leader of the Company for years to come in order to secure economic rights

1. Based on the final market capitalization milestone compared to publicly traded companies as of August 29, 2025.

Elon is the Right CEO for Tesla to Take Advantage of the Opportunities Ahead: We Must Retain and Incentivize Him

An ambitious incentive package for our visionary CEO.

Earning each tranche generally requires Elon to reach both a market capitalization milestone and operational milestone[1]

Market Capitalization Milestones		Operational Milestones *(Strategic & Financial)*		Earned Shares per Tranche *(Total = 12% of Company)*[2]
1. $2,000,000,000,000		20M Tesla Vehicles Delivered		1. 1.0%
2. $2,500,000,000,000		10M Active FSD Subscriptions		2. 1.0%
3. $3,000,000,000,000		1M Bots Delivered		3. 1.0%
4. $3,500,000,000,000		1M Robotaxis in Commercial Operation		4. 1.0%
5. $4,000,000,000,000		$50B Adj. EBITDA		5. 1.0%
6. $4,500,000,000,000		$80B Adj. EBITDA		6. 1.0%
7. $5,000,000,000,000		$130B Adj. EBITDA		7. 1.0%
8. $5,500,000,000,000		$210B Adj. EBITDA		8. 1.0%
9. $6,000,000,000,000		$300B Adj. EBITDA		9. 1.0%
10. $6,500,000,000,000		$400B Adj. EBITDA		10. 1.0%
11. $7,500,000,000,000		$400B Adj. EBITDA (over 4 separate consecutive quarters)		11. 1.0%[3]
12. $8,500,000,000,000		$400B Adj. EBITDA (over 4 separate consecutive quarters)		12. 1.0%[3]





1. Subject to additional provisions contained in the Company's 2025 Proxy materials. "Earning each tranche" refers to the ability to vote the shares under each tranche.
2. Based on the total shares outstanding as of August 29, 2025 plus the 2018 CEO Performance Award minus the 2025 CEO Interim Award.
3. Earning the ability to vote the shares in the 11th and 12th tranches requires Elon to develop a framework for CEO succession.

Illustrative Example of Achievement of a Tranche

Achieves

Market Capitalization of $2 Trillion



Achieves one of the following:

20M Tesla vehicles delivered

$50B Adj. EBITDA

1M Bots delivered

10M active FSD subscriptions

1M Robotaxis in commercial operation

Earns the ability to vote the shares under the first tranche of 2025 CEO Performance Award



In 2018, Elon Had to Grow Tesla by Billions. Now, It's Trillions.

Elon gets nothing unless he creates significant value for Tesla and our shareholders.



For Elon to receive the full Award, Tesla must deliver an additional ~$7.5 trillion in value to shareholders

579% TSR[3]

$8,500

1,332% TSR[2]

$1,078

$59

Board Approval of the 2018 CEO Performance Award

Board Approval of the 2025 CEO Performance Award

Final 2025 CEO Performance Award Market Capitalization Milestone

Note: Chart $ in billions.
1. Source: Data measures market capitalization on January 19, 2018 (last trading day prior to January 21, 2018) and September 3, 2025, respectively.
2. Source: Based on Tesla's share price as of market close on January 19, 2018 (last trading day prior to January 21, 2018) and September 3, 2025, respectively.
3. Presented for illustrative purposes only. Based on Tesla's share price as of market close on September 3, 2025 and shares outstanding as of August 29, 2025, which is inclusive of the shares underlying the 2025 CEO Interim Award. Represents total shareholder return and does not take into account potential future dilution outside of dilution from shares vested in connection with the 2025 CEO Performance Award or payment of the offset amount or taxes under the 2025 CEO Performance Award through net settlement.

The Adj. EBITDA Targets Are Ambitious

Each milestone is highly demanding and attainable only through meaningful, sustained business growth and real operational progress.



Adjusted EBITDA Target		vs. Q2'25 LTM[1]
1	$50 Billion	~3x
2	$80 Billion	~5x
3	$130 Billion	~9x
4	$210 Billion	~14x
5	$300 Billion	~20x
6	$400 Billion[2]	~26x
7	$400 Billion[2]	~26x
8	$400 Billion[2]	~26x

Note: Chart $ in billions. "LTM" refers to the company's financial performance over the last 12-month period.
1. Source: Tesla, Inc. Second Quarter Update, dated July 23, 2025, furnished as an exhibit to Tesla's Current Report on Form 8-K filed with the SEC on July 23, 2025.
2. Each $400 billion Adjusted EBITDA milestone must be achieved over non-overlapping periods, each made up of four consecutive quarters.

Industry Analysts on the 2025 CEO Performance Award

"

Tesla's new incentive plan for Elon Musk signals he is here to stay and win. If he can pull off the long-term goal of an $8.5 trillion market cap company, this would be an incredible achievement and aligned with shareholders." (William Blair, September 5, 2025)

Jed Dorsheimer,
William Blair Analyst and Group Head of Energy and Sustainability)

"

… With the groundwork now in place for Musk to accelerate [Tesla's] current path and capitalize on the opportunities ahead, this represents a critical next step to keep Musk as CEO at least until 2030 with Tesla heading into one of the most important stages of its growth cycle with the autonomous and robotics future now on the doorstep." (Wedbush Securities, September 5, 2025)

Dan Ives,
Wedbush Securities Managing Director, Global Head of Technology Research

"

At face value, the proposed compensation package aligns Tesla minority shareholder interest[s] with those of Elon Musk in a way that incorporates operational milestones, profitability milestones and value creation milestones (market cap) while cementing a long-term commitment to the company." (Morgan Stanley, September 7, 2025)

Adam Jonas,
Morgan Stanley Managing Director, Head of Global Auto & Shared Mobility Research

Proposal 3
Approval of the A&R 2019 Equity Incentive Plan

Amid fierce competition to attract and retain the most skilled AI researchers and engineers, we believe it is essential that we maintain sufficient equity reserves and maximum flexibility to grow and retain Tesla's top tier talent.



Equity Is the Cornerstone of Tesla's Compensation Philosophy

Tesla must maintain sufficient equity reserves and flexibility to continue to attract and retain its employees in this unprecedented time of talent competition.

Replenish the General Share Reserve: Give Tesla the Flexibility it Needs to Attract, Retain and Motivate Key Talent

+ 60,000,000 Shares

Ensures sufficient equity to continue granting awards to Tesla's current and future employees, directors and other eligible service providers for approximately two years	Perpetuates our strong ownership culture that aligns employee and shareholder interests and supports shareholder value creation	60 million share increase not to be used for awards to Elon

Create a Special Share Reserve: Eliminate Remaining Uncertainty Around the 2018 CEO Performance Award

+ 207,960,630 Shares

Addresses uncertainty caused by the ongoing *Tornetta* litigation	Should the Board grant Elon an award before the *Tornetta* litigation concludes and Tesla prevails in court, the Board has committed that Elon will receive no material additional benefit than he would have under the 2018 CEO Performance Award — there will be no opportunity to "double dip"

Proposal 1
Election of the Three Class III Directors

Changing the world is neither an overnight process nor the work of a single person – help secure the team and strategy needed to achieve goals that others will perceive as impossible.



The Directors up for Election are Critical to Tesla's Ongoing Growth and Success

These Class III directors have overseen tremendous growth and value creation for Tesla's shareholders.

Ira Ehrenpreis
Independent Director

Ira is an acknowledged leader in the energy, technology, impact and venture capital industries, where he serves on several industry boards, and brings valuable insights in corporate governance, strategic growth and shareholder values. Ira's tenure on Tesla's Board also provides the Company with stability and experience as it navigates through different challenges. Ira has tirelessly served as a fortifying leader and mentor, helping steer Tesla through previous phases of exceptional growth.

39,140%
TSR since joining Board[1]

Joe Gebbia
Independent Director

Joe has valuable experience derived from founding and leading a global public company. The Board benefits from his entrepreneurial background, as well as his experience in design, innovation, brand development and management of complex regulatory environments.

62%
TSR since joining Board[2]

Kathleen Wilson-Thompson
Independent Director

Kathleen brings extensive executive and board experience at both consumer-focused and industrial companies. In addition, her expertise in managing human resources, employment law and other operations at mature companies with large workforces provides the Board with valuable insight and advice for workforce management and relations as Tesla continues to expand.

2,010%
TSR since joining Board[3]

1. Total Shareholder Return (TSR) calculated from June 28, 2010 (Tesla's IPO price per share) through close of business on September 30, 2025, based on Tesla, Inc. (TSLA) share price performance and reinvested dividends over the period.
2. Total Shareholder Return (TSR) calculated from September 23, 2022 (last trading day prior to September 25, 2022) through close of business on September 30, 2025, based on Tesla, Inc. (TSLA) share price performance and reinvested dividends over the period.
3. Total Shareholder Return (TSR) calculated from December 27, 2018 through close of business on September 30, 2025, based on Tesla, Inc. (TSLA) share price performance and reinvested dividends over the period.

Corporate Governance Is Not One-Size-Fits-All

Tesla's vision and mission to accelerate the world's transition to sustainable energy is incredibly ambitious and demands a dynamic governance model that is best suited to manage our fast-moving, 24/7 culture and support a once-in-a-generation executive like Elon.

Success by Shareholder Returns

In addition to building a cleaner, safer and more enjoyable world, we measure our success by shareholder returns.

Our stock performance captures both economic performance and risk management.

There are few companies that have captured as much long-term value creation as Tesla.

Culture of Accountability

The Board holds management accountable for delivering on the business plan and the economic incentives of management are tied to long-term value creation.

This long-term incentive structure is different from many peers and critically important in the rapidly evolving markets we serve.

Complementary Experience

The experience and tenure of our Directors is a strength that will help the Company drive the next step change in value creation.

Our Board has been carefully built to include directors who each add value in making key decisions, overseeing the strategy and management of the Company and shaping the future of Tesla as it evolves.

Always Evolving

The Company's fast-moving 24/7 culture requires deep Director engagement in the business.

The Board has materially evolved its governance over the years to best support the mission of Tesla through an ongoing, deliberate and year-round effort.

Total Shareholder Return Since IPO[1]



39,140%
Jun 10
Jan 13
Jul 15
Feb 18
Aug 20
Mar 23
Sep 25

1. Source: Factset. Total Shareholder Return (TSR) calculated from June 29, 2010 (Tesla's IPO price per share) through close of business on September 30, 2025, based on Tesla, Inc. (TSLA) share price performance and reinvested dividends over the period.

Incorporating Shareholder Perspectives is a Critical Component to Tesla's Success

Our Board continuously evaluates our corporate governance structure, practices and policies and weighs stakeholder feedback.

We have taken a number of actions in recent years to continue to be responsive to shareholders, including:

Progressively adding directors who are independent under the requirements of Nasdaq (Gebbia in 2022, Straubel in 2023, Hartung in 2025)

Hosting Investor Day in March 2023, addressing shareholder feedback requesting greater visibility into our business leaders and roadmap

Engaging with key shareholders and voting to amend bylaws to enable proxy access, following the proxy access proposal passing at the 2022 Annual Meeting

Amending our pledging policy by adding a cap to the aggregate loan or investment amount that can be collateralized by the pledged stock of our CEO

Submitting Proposal Six at this year's 2025 Annual Meeting to eliminate applicable supermajority voting requirements - which will unlock a gateway for our Board and shareholders to adopt further shareholder-driven governance actions, including declassification as may be appropriate in accordance with law

Enhancing our proxy statement disclosures, including with respect to our corporate governance approach, succession planning, risk oversight, Committee engagement and director skills

Publishing an Impact Report annually since 2019 and providing disclosures based on the recommendations of TCFD and SASB



Meet Jack Hartung
Our Independent Director added in 2025

Jack is currently a senior advisor at Chipotle Mexican Grill, Inc. ("Chipotle"), and most recently served as President and Chief Strategy Officer of Chipotle from October 2024 to May 2025.

Jack joined Chipotle in 2002 and held various roles, including Chief Financial and Administrative Officer, where he was responsible for all finance and accounting functions as well as supply chain, strategy, and safety and asset protection.

Brings a proven track record of executive leadership, with experience overseeing financial and reporting functions at multiple public companies

Provides valuable experience in the areas of business transformation and customer engagement

Management Proposal to Eliminate Supermajority Voting Requirements

Rationale

We are delivering upon our commitment to shareholders by submitting this binding proposal for a vote at the 2025 Annual Meeting.

As disclosed in our 2023 and 2024 proxy materials, the Board determined that it would propose amendments to eliminate supermajority voting requirements once total shareholder participation reached at least 65% at a shareholder meeting. We surpassed this threshold at our 2024 Annual Meeting, which had one of our highest shareholder participation rates to date.

This proposal demonstrates our ongoing commitment to seeking and respecting shareholder feedback.

Impact

If this proposal passes, shareholders may amend our governing documents with a simple majority vote.

This change would unlock a gateway for our Board and shareholders to adopt additional shareholder-driven governance measures – including by making it easier for shareholders to act by written consent or call a special meeting and by allowing shareholders to declassify the Board.







The Tesla Board of Directors Is Asking Shareholders to Vote "FOR" Proposals Four, Three and One

In our view, this year's proposals are among the most important choices ever asked of our shareholders.

Will you choose to retain and incentivize Elon to lead Tesla through our next chapter?

Will you ensure we have the right Board members to work alongside Elon, pursuing the worthy and world-reshaping ambitions of Master Plan Part IV?

Will you support Tesla on a pathway to becoming the most valuable company[1] in history?

Proposal 4
Approval of the 2025 CEO Performance Award

Builds upon the success of the 2018 CEO Performance Award framework: 100% aligned with shareholders and designed to retain Elon for years to come

If Elon succeeds in achieving ALL milestones, Tesla will have a market capitalization of $8.5 trillion and shareholders will benefit from incredible growth and value creation

Proposal 3
Approval of the A&R 2019 Equity Incentive Plan

Ensures sufficient equity to continue granting awards to Tesla's current and future employees, directors and other eligible service providers

Perpetuates our strong ownership culture that aligns employee and shareholder interests and supports shareholder value creation

Provides the Board flexibility to decide how to address the uncertainty around the 2018 CEO Performance Award caused by the ongoing *Tornetta* litigation

60 million share increase not to be used for awards to Elon

Proposal 1
Election of the Three Class III Directors

Includes three extremely talented and experienced members of our Board who are critical to Tesla's continued growth and success: Ira Ehrenpreis, Joe Gebbia and Kathleen Wilson-Thompson

These extraordinary directors bring a wealth of experience, insights and visions to the team

Secures the team and strategy needed to achieve goals that others will perceive as impossible but that we know are possible for Tesla

1. Based on the final market capitalization milestone compared to publicly traded companies as of August 29, 2025.

Appendix

Non-GAAP Financial Information

Our non-GAAP financial measures include Adjusted EBITDA. This non-GAAP financial measure also facilitates management's internal comparisons to Tesla's historical performance as well as comparisons to the operating results of other companies. Management believes that it is useful to supplement its GAAP financial statements with this non-GAAP financial information because management uses such information internally for its operating, budgeting and financial planning purposes. Management also believes that presentation of the non-GAAP financial measures provides useful information to our investors regarding our financial condition and results of operations, so that investors can see through the eyes of Tesla management regarding important financial metrics that Tesla uses to run the business and allowing investors to better understand Tesla's performance. Non-GAAP information is not prepared under a comprehensive set of accounting rules and, therefore, should only be read in conjunction with financial information reported under U.S. GAAP when understanding Tesla's operating performance. A reconciliation between GAAP and non-GAAP financial information is provided below.

Reconciliation of GAAP to Non-GAAP Financial Information (Unaudited)

In millions of USD	LTM Ended June 30, 2025
Net income attributable to common stockholders (GAAP)[1]	**5,882**
Interest expense	365
Provision for income taxes[1]	1,511
Depreciation, amortization and impairment	5,724
Stock-based compensation expense	2,244
Digital assets loss, net[1]	(513)
Adjusted EBITDA (non-GAAP)[1,2]	**15,213**

© 2025 Tesla, Inc.

1. As a result of the adoption of the new crypto assets standard, the previously reported quarterly periods in 2024 have been recast.
2. Beginning in Q1'25, Adjusted EBITDA (non-GAAP) is presented net of digital assets gains and losses and all prior periods have been adjusted.
3. Certain amounts that appear in this table may not add up due to rounding.

24

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Shareholders, please call toll-free:

+1 (877) 717-3936 (U.S. and Canada)

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VoteTesla.com

Additional Information and Where to Find It

Tesla, Inc. ("Tesla") has filed with the U.S. Securities and Exchange Commission (the "SEC") a definitive proxy statement on Schedule 14A (the "Definitive Proxy Statement") and a proxy card with respect to its solicitation of proxies for Tesla's 2025 Annual Meeting of Shareholders (the "2025 Annual Meeting"). The Definitive Proxy Statement contains important information about the matters to be voted on at the 2025 Annual Meeting. SHAREHOLDERS OF TESLA ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT TESLA HAS FILED OR WILL FILE WITH THE SEC BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT TESLA AND THE MATTERS TO BE VOTED ON AT THE 2025 ANNUAL MEETING. Shareholders are able to obtain free copies of these documents, and other documents filed with the SEC by Tesla, through the website maintained by the SEC at www.sec.gov. In addition, shareholders are able to obtain free copies of these documents from Tesla by contacting Tesla's Investor Relations by e-mail at ir@tesla.com, or by going to Tesla's Investor Relations page on its website at ir.tesla.com.

Participant Information

Tesla, its directors (Elon Musk, Robyn Denholm, Ira Ehrenpreis, Joe Gebbia, Jack Hartung, James Murdoch, Kimbal Musk, JB Straubel and Kathleen Wilson-Thompson), and certain of its executive officers (Vaibhav Taneja and Tom Zhu) are deemed to be "participants" (as defined in Section 14(a) of the Securities Exchange Act of 1934, as amended) in the solicitation of proxies from Tesla's shareholders in connection with the matters to be considered at the 2025 Annual Meeting. Information about the compensation of our named executive officers and our non-employee directors is set forth in the sections titled "Executive Compensation for Fiscal Year 2024" and "Compensation of Directors" in the Definitive Proxy Statement commencing on pages 130 and 152, respectively, and is available here. Information regarding the participants' holdings of Tesla's securities can be found in the section titled "Ownership of Securities" in the Definitive Proxy Statement commencing on page 160 and is available here.

Forward-Looking Statements

The discussions in this presentation contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 reflecting our current expectations that involve risks and uncertainties. These forward-looking statements include, without limitation, (i) statements concerning our goals, commitments, strategies and mission, (ii) statements concerning our plans and expectations regarding the A&R 2019 Equity Incentive Plan and the 2025 CEO Performance Award, (iii) statements regarding continued CEO retention and incentivization from the A&R 2019 Equity Incentive Plan and the 2025 CEO Performance Award, (iv) statements regarding the potential benefits, implications, risks or costs of the A&R 2019 Equity Incentive Plan and the 2025 CEO Performance Award, (v) statements regarding the anticipated accounting treatment or tax effects of the 2025 CEO Interim Award or any Musk Award, including the impact of volatility of markets, (vi) statements regarding our strategy, competition, future operations, future financial position, projected costs or profitability, (vii) expectations regarding demand and acceptance for our technologies, growth opportunities and trends in the markets in which we operate, (viii) prospects and plans and objectives of management and (ix) expectations about shareholder intentions, views and reactions.

The words "anticipates," "believes," "continues," "could," "design," "drive," "estimates," "expects," "future," "goals," "intends," "likely," "may," "plans," "potential," "seek," "sets," "shall," "should," "spearheads," "spurring," "will," "would" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements that we make.

These forward-looking statements involve risks and uncertainties that could cause our actual results to differ materially from those in the forward-looking statements, including, without limitation, those risks (i) related to the A&R 2019 Equity Incentive Plan and the 2025 CEO Performance Award, (ii) set forth in Part I, Item 1A, "Risk Factors" of the Annual Report on Form 10-K for the fiscal year ended December 31, 2024, (iii) set forth in Part II, Item 1A "Risk Factors" of the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025, (iv) set forth in Part II, Item 1A "Risk Factors" of the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025 and (v) that are otherwise described or updated from time to time in our other filings with the SEC. The discussion of such risks is not an indication that any such risks have occurred at the time of this filing. We do not assume any obligation to update any forward-looking statements.